# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Turtle Beach Corp, CIK 0001493761
CUSIP: 900450206
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 44 South Broadway, 4th Floor, White Plains, New York (NY), 10601
Date of event which requires filing of this statement: 07/18/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001140361-25-012902
Filed by CIK 0001892236

## Reporting persons
- Rabil Albert: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,890,900; shared voting power 0; sole dispositive power 1,890,900; shared dispositive power 0; aggregate amount beneficially owned 1,890,900 (9.39% of the class)

## Item 1. Issuer
Name of issuer: Turtle Beach Corp
Address of issuer's principal executive offices: 44 South Broadway, 4th Floor, White Plains, New York, 10601

## Item 2. Person Filing
Name of person filing: Albert Rabil
Address of principal business office or, if none, residence:
One Town Center Road
Suite 300
Boca Raton, FL 33486
Citizenship: Albert Rabil is a U.S. Citizen

## Item 4. Ownership
Amount beneficially owned: Albert Rabil 1,890,900
Percent of class: 9.39%
Sole power to vote or to direct the vote: 1,890,900
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,890,900
Shared power to dispose or to direct the disposition: 0

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1

## Signatures
- Rabil Albert: /S/ ALBERT RABIL, Albert Rabil (07/18/2025)